FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 15, 2005
Provident Energy Trust (Translation of registrant's name into English)
700, 112 - 4th Ave, S.W. ; Calgary, AB; T2P 0H3 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	.........	Form 40-F	...X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	........	No	...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Provident Closes $425 Million Bought Deal Financing NEWS RELEASE NUMBER 30 - 05 November 15, 2005

CALGARY, ALBERTA - Provident Energy Trust (“Provident”) (TSX-PVE.UN; AMEX-PVX) today closed the previously-announced bought deal financing for gross proceeds of approximately $425.1 million (net proceeds of approximately $405.3 million). The net proceeds of the financing will be used to partially fund Provident's previously-announced acquisition of the natural gas liquids ("NGL") business of EnCana Corporation for a purchase price of approximately $697.0 million, plus working capital and other adjustments. The remaining portion of the purchase price will be funded through Provident's credit facilities.

The financing consisted of 21,830,000 subscription receipts at a price of $12.60 per subscription receipt for gross proceeds of approximately $275.1 million and $150.0 million principal amount of 6.5% convertible extendible unsecured subordinated debentures. Each subscription receipt entitles the holder thereof to receive, without payment of additional consideration, one Provident trust unit upon completion of the acquisition of the NGL business, provided the acquisition closes on or before January 26, 2006. The acquisition is expected to close by mid-December 2005. In addition, upon completion of the acquisition of the NGL business, the maturity date of the debentures will be automatically extended from the initial maturity date of January 25, 2006 to April 30, 2011. The offering of subscription receipts and debentures was sold to a syndicate of underwriters led by National Bank Financial Inc., BMO Nesbitt Burns Inc. and Scotia Capital Inc.

Provident Energy Trust is a Calgary-based, open-ended energy trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the more stable and predictable producing regions in western Canada, southern California and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

Investor and Media Contact: Laurie Stretch Senior Manager Investor Relations and Communications Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 800, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 294-0111 www.providentenergy.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Provident Energy Trust, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provident Energy Trust

Date: November 27, 2005	By:	/s/ Mark N. Walker
Mark N. Walker
Title: Vice President, Finance, Chief Financial Officer and Corporate Secretary